June 26, 2019

Jeffrey J. Guzy
Executive Chairman
CoJax Oil & Gas Corp
3033 Wilson Boulevard, Suite E-605
Arlington, Virginia 22201

       Re: CoJax Oil & Gas Corp
           Amendment No.2 to
           Draft Registration Statement on Form S-1
           Submitted June 11, 2019
           CIK No. 0001763925

Dear Mr. Guzy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed June 11, 2019

Prospectus Cover Page, page 4

1. Disclosure here indicates that you are offering 3 million shares of common stock for maximum gross proceeds of $3,000,000. However, elsewhere in your registration statement, you indicate that maximum proceeds will be $6,000,000. Please revise the disclosures throughout your filing to resolve the inconsistencies. Corporate History and Recent Developments, page 9

2. We note your revised disclosure in response to comment 3, as well as the agreement with
       Newbridge Securities Corporation filed as Exhibit 10.7. Please also disclose the material
 Jeffrey J. Guzy
CoJax Oil & Gas Corp
June 26, 2019
Page 2
         terms of this agreement, including:
           the contingent fee, of 9% of your aggregate equity value, payable in common stock, to be issued with 5 days of the consummation of this offering;
           the lock-up provisions applicable to these shares; and the expenses of Newbridge covered under the agreement, regardless of whether this
             offering closes.
Management's Discussion and Analysis
General, page 18

3. Please expand your disclosures in MD&A to also address your results of operations and financial condition through the most recent interim period for which financial statements are required to comply with Item 303(b) of Regulation S-K. The Summary Financial Data
         tabulations that appear on pages 12 and 13 may also be revised to include details pertaining to periods covered by the interim financial statements that are required in the filing.
Use of Proceeds, page 35

4. We note your revisions in response to comment 6. However, we also note that you have revised to disclose that this is a best efforts, minimum-maximum offering. As such, please disclose the use of proceeds if the minimum amount of your common stock is sold.
        You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Accounting Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJeffrey J. Guzy                             Sincerely,
Comapany NameCoJax Oil & Gas Corp
                                                              Division of
Corporation Finance
June 26, 2019 Page 2                                          Office of Natural
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